

IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

THE COMPANY

1.   Name of issuer: IGROW SYSTEMS INC.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain: _____





FP: truCrowd

IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: itay Tayas Zamir	
Dates of Board Service:	11/2018 - Present
Principal Occupation:	CEO at IGROW SYSTEMS INC
Employer:	IGROW SYSTEMS INC
Dates of Service:	11/2018 - Present
Employer's principal business:	Development of grow systems
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO at IGROW SYSTEMS INC
Dates of Service:	11/2018 - Present
Position:	CEO
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Woosh Water Miami Beach LLC
Employer's principal business:	Water Technology
Title:	CEO
Dates of Service:	11/1/2016 - 10/31/2018
Responsibilities:	Day to day management and Business development
Employer:	Woosh Water Systems LTD.
Employer's principal business:	Water Technology
Title:	Director
Dates of Service:	06/2012 - 11/2018
Responsibilities:	Director

Name:	GAL PRIDAN
Dates of Board Service:	11.09.2018 - PRESENT
Principal Occupation:	FOUNDER, CONSULTANT
Employer:	IGROW SYSTEMS LTD
Dates of Service:	11.09.2018 - PRESENT



OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

Employer's principal business:	DEVELOPING INDOOR GROWING SYSTEMS
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CTO
Dates of Service:	11/2018 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	GAL PRIDAN INVESTMENTS LTD
Employer's principal business:	INVESTMENTS
Title:	CEO
Dates of Service:	APR 2012 - PRESENT
Responsibilities:	Management
Employer:	MARGALIOT TRADE AND FUMIGATION LTD
Employer's principal business:	SOIL AND POULTRY HOUSES FUMIGATION , EQUIPMENT R&D, AGRICULTURAL INPUTS DISTRIBUTION
Title:	CTO
Dates of Service:	2018 - PRESENT
Responsibilities:	Managing the R&D department and overlooking any new technology development

Name:Aviv Hillo	
Dates of Board Service:	11/1/2018 - present
Principal Occupation:	Lawyer
Employer:	Blink Charging Co
Dates of Service:	6/2018 -present
Employer's principal business:	EV charging stations
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Director





FP: truCrowd

iGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

Dates of Service:	11/2018-present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Blink Charging
Employer's principal business:	EV charging stations
Title:	General Consul
Dates of Service:	6/2018 - Present
Responsibilities:	Legal
Employer:	K-Lawyers INC.
Employer's principal business:	Legal Service
Title:	CEO
Dates of Service:	6/2015 - Present
Responsibilities:	Management

Name:Robert Wolf	
Dates of Board Service:	2018-Present
Principal Occupation:	CPA
Employer:	iGrow Systems, Inc
Dates of Service:	2018-Present
Employer's principal business:	Agriculture
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Treasurer
Dates of Service:	2018-Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Balance Labs
Employer's principal business:	Business Incubator
Title:	CFO
Dates of Service:	2015-2020
Responsibilities:	The company's CFO




[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Itay Tayas Zamir	
Title:	CEO
Dates of Service:	11/1/2018 - Present
Responsibilities:	Day to day management, business development and strategic planning
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
	No prior positions held within company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Woosh Water Miami Beach LLC
Employer's principal business:	Water Technology
Title:	CEO
Dates of Service:	11/1/2016 - 10/31/2018
Responsibilities:	Day to day management and Business development
Employer:	Woosh Water Systems LTD.
Employer's principal business:	Water Technology
Title:	CEO
Dates of Service:	06/2012 - 11/2018
Responsibilities:	Day to day management and Business development

Name: Gal Pridan	
Title:	CTO
Dates of Service:	11/1/2018 - Present
Responsibilities:	Leading the company's R&D. Overlooking the product's tests and implementation of the company's patent.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	





FP: truCrowd

IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

	No prior positions held within company
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	GAL PRIDAN INVESTMENTS LTD
Employer's principal business:	INVESTMENTS
Title:	CEO
Dates of Service:	APR 2012 - PRESENT
Responsibilities:	Management
Employer:	MARGALIOT TRADE AND FUMIGATION LTD
Employer's principal business:	SOIL AND POULTRY HOUSES FUMIGATION , EQUIPMENT R&D, AGRICULTURAL INPUTS DISTRIBUTION
Title:	CTO
Dates of Service:	2018 - PRESENT
Responsibilities:	Managing the R&D department and overlooking any new technology development

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Balance Labs, Inc.	20,000,000 - common stock	**44.44%**
Gal Pridan	12,500,000 - common stock	**26.9%**
Itay Zamir	11,500,000 - common stock	**24.8%**

iGROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

History

iGROW SYSTEMS, INC. is a privately held, developmental stage corporation organized under the laws of the State of Nevada. The Company was incorporated on November 9, 2018. The Company is currently in the process of developing the Technology and the iGrow Eco-System (the "**Ecosystem**") that we believe will revolutionize the indoor growing of cannabis and/or produce by making it as simple and cost-efficient as possible.

We plan for the Ecosystem to be controllable via mobile application and set to disburse all necessary nutrients through our convenient NutriPods. We expect our Home Eco-System design to be a device that will be a beautiful, decorative addition to our customers' homes. We are in the beginning stages of development.

We currently have one patent pending for our revolutionary growing technology and are currently in the process of filing for other patents and trademarks on the various aspects of the Growing Technology and Ecosystem.

The Market

The global legal marijuana market size is expected to reach USD 73.6 billion by 2027, according to a new report published by Grand View Research, Inc. It is anticipated to expand at a CAGR of 18.1% during the forecast period. Increasing legalization of cannabis for medical as well as recreational use is expected to promote growth. Based on product type, the legal marijuana buds segment accounted for the largest market share in terms of revenue and was valued at USD 9.1 billion in 2019. Buds are primarily plant products and are readily available without any processing, which makes them relatively affordable for low-income patients. Moreover, the rapid onset of action of smoking buds compared to other types is anticipated to further fuel the segment growth. Based on geography, North America held the largest revenue share at 88.4% in 2019, owing to the increasing legalization of medical marijuana and liberalism of government regulations regarding the same. The legalization of recreational and/or medical cannabis in Canada, Israel, and some countries in Europe and South America, owing to its popularity and multiple therapeutic applications is expected to promote the growth of the industry which will create lucrative opportunities for iGrow's product.

iGrow's expects that its market will consist of consumers that wish to grow cannabis from the comfort of their own home. iGrow plans to initially focus on the North American market and to serve home-grow medical and recreational cannabis users in the U.S., Canada, and any country that has legalized medical and/or recreational marijuana use. With 12 states in the US that already have legalized recreational marijuana and many other states having legalized medical marijuana, there are more than 272 million consumers in the US alone, that have the ability to grow between 3 to 6 plants in their home according to current regulations. Overall sales within the legalized U.S. cannabis industry are expected to reach $13.6 billion throughout 2019, for a 32% increase over 2018 totals worth $10.3 billion.





[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

Market Trends

According to a United Nations report in May, 2018, the number of people living in urban areas worldwide has rapidly risen from 751 million in 1950 to 4.2 billion in 2018. The UN report predicted an extra 2.5 billion people living in urban areas in the next 30 years, representing 68% of the world's population by 2050.
Consumer Values and Priorities are Evolving. The growth of city dwellers brings changing values and priorities, which include the growth of the at-home of cannabis , iGRow tap in to this trend , allowing them to grow cannabis inside — hassle-free, mess-free and year-round.

Key Figures

- Total combined legal sales throughout the current states with legalized medical programs and legal adult-use programs are projected to grow at a compound annual growth rate (CAGR) of 14%, to reach $30 billion by 2025

- Combined U.S. sales of medical cannabis are projected for a 17% CAGR, from $4.4 billion in 2018 to $13.1 billion in 2025.

- Meantime, total legal adult-use sales are projected for a 16% CAGR, from $5.9 billion in 2018 to $16.6 billion in 2025.

The Product

The smallest fully automated Home Grow Box for cannabis

Benefits of the iGrow Ecosystem

Introducing the first patent pending ultrasonic fogponic based fully automated grow-box.

We expect for the iGrow system to utilize its patent pending ultrasonic fog technology to grow top quality cannabis. iGrow's device does not have any soil or running water. The ultrasonic fog method optimizes the device's performance, enables a faster grow-cycle (instead of 11-16 weeks our grow cycle is estimated to be just 8 weeks) and significantly better yield, all while taking up less space and using less water. Additionally we plan for the iGrow Eco-System to cost significantly less to the end user compared to the other home-grow products currently sold in the marketplace. Our Home Ecosystem is a unique system for growing cannabis and is the ONLY one that applies a patent-pending state-of-the-art ultrasonic Fogponics technology.

Smallest fully automated device.

Additionally, we take great pride in our unmatched design. We plan for our Home Ecosystem to be one of the smallest fully-automated Home-Grow devices on the market. We expect for the compact wall/floor unit design to have a focus on aesthetics so as to artistically enhance a wall in any room in your home. Its protective closed design ensures privacy from nosy neighbors and an odor-free home environment.

No Green Thumb Required.

iGROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

The device will be plug-and-play so that you can sit back, relax, and let the iGrow system do all the work. Whether you are experienced or new to gardening, our device will make you look like an expert horticulturist.

Optimal Nutrient Delivery.

We plan for our convenient, specially formulated NutriPods to deliver all the necessary nutrients for the fast, healthy growth of your cannabis or whatever you choose to grow from the comfort of your own home. Our method for delivery of nutrients is especially effective due to our innovative fog system delivering the nutrients directly to the plant's roots.

Latest in Mobile Application Alexa and other home devices connectivity.

Our mobile application will work with our in-unit cameras to enable monitoring and control from wherever in the world you find yourself, so you do not have to rely on others while you are away from home. Additionally, the device will be connected to Alexa and other smart home devices for an added layer of monitoring and control.

AI Camera Monitoring

As an added service, we plan for our customers to have access to additional plant progress-monitoring capabilities conducted by our specially developed agronomic algorithms and enabled by our in-unit cameras.

iGrow plans for its smart cameras to constantly capture all various plant growth parameters during the growth cycle. The data will then be transferred to the cloud where our algorithm can study the plant and provide necessary tweaks to the growth parameters based on the growth stage and plant health. Data aggregated from thousands of devices worldwide continuously studies, improves and optimizes the plant growth.

The algorithm will be able to identify various states of the plant's growth cycle to enable full automation, detect potential issues and improve the harvest. We plan for our smart automated technology, backed by machine learning, to consistently monitor and control lighting, temperature, and humidity conditions inside the Ecosystem. Additionally, the iGrow Eco-System will continuously control the nutrients levels and adjust the water output via an automated closed water system to create an optimal growing environment for the plant.

Intellectual Property

We have applied for a patent for the iGrow Growing Technology in the U.S. and world wide based on the PCT process.We intend to file trademarks for the names "iGrow," "iGrow Ecosystem," "iGrow NutriPods," and "Fogponics by iGrow" as well as for our new logo with the US Patent and Trademark Office. We also are in the process of applying for more patents on devices and accessories related to the Technology.

Competition

Majority of competitor systems use off-the-shelf technology. The iGrow Home system is the only product with unique, custom-developed irrigation technology.

We believe the iGrow Home Ecosystem will offer a completely automated experience like no other smart indoor gardening system. TO our knowledge, we are the ONLY system with a patented technology (the Ultrasonic Fog System application) which allows for dramatically faster growth cycle enabling greater yield

iGROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

and saving money for our customers, as well as enabling us to minimize the size of the unit. Many of the other systems being sold currently on the market have Large or clunky designs, in fact few of them are in the size of a small fridge. iGrow believes that a grow box should be a well designed small unit which our customers would be proud to place in their living room, something that they can not do today with the existing systems.

Additionally, many of our competitors use off the shelf hydroponic irrigation systems which require many moving parts like pumps , chillers etc., which tend to malfunction and require maintenance. We believe that we have solved this problem with our novel technology allowing us to build a product with less moving parts, minimum maintenance and most important - less expensive than any other product offered by our competitors.

We feel that the Home Eco-System and underlying Technology address problems that the existing companies do not address.

- The existing competition has presented mostly big, heavy, and expensive devices. We believe that people do not want to spend a lot of money for big, heavy and sometimes ugly machines to take up space in their homes. With the Home Ecosystem, we expect to deliver a high-quality, affordable product that consumers will be happy to place in their living rooms and kitchens, a product that consumers will be excited to show their friends and family. It will also be small and lightweight, so it can easily be hung on the wall and not have to take up floor space.

- People without a "green-thumb" are seemingly unable to easily use the home-grow devices that are currently available on the market. With the Home Ecosystem, we anticipate that after plugging in the machine and placing the seeds in the device, our customers will simply: (i) add water when the mobile application indicates the need; (ii) insert the iGrow NutriPods when needed; and (iii) sit-back and let the Ecosystem do its job.

- Additionally, we plan to offer our customers the option to purchase remote monitoring of their plants/produce through the iGrow smart camera, which will implement our specially developed algorithm-based monitoring system. We anticipate that through the iGrow smart camera system, our agronomic algorithms will be able to monitor our customer's plants/produce and instruct them, via their preferred mode of communication on which NutriPods to use and provide other advice to ensure the plant/produce grows to its full potential.

Strategy

In the first phases of iGrow we will be working towards developing and marketing the growing technology and Ecosystem. We plan to introduce the Home Ecosystem and underlying Technology with a crowdfunding campaign. Following the crowdfunding campaign, iGrow plans to sell its Home Ecosystem and NutriPods on its website and on other third-party websites, such as Amazon and eBay. Each customer will be able to sign up for a recurring monthly subscription to receive their required NutriPods. Eventually we plan to have a remote, plant monitoring subscription for our customers as well. iGrow's novel technology will enable us to offer a state of the art device for the lowest price on the market, compared to the competitors.

Our marketing strategy is to emphasize how easy the Home Ecosystem will make it for anyone and everyone to grow any type of plant or produce with no prior experience needed. Our Home Ecosystem will be different

iGROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

from the existing companies that are larger, more expensive, and less user friendly. Our Home Ecosystem renders a new form of home-growing where everyone who wants can grow top quality cannabis.

We plan on entering the market with a new, state-of-the-art system that utilizes innovative technology to change the home grow industry. We believe that our Technology and Ecosystem will change the home grow industry for the better by providing a superior product which costs significantly less.

Development phases:

We intend to develop and launch our products and services in three phases:

Phase 1, Develop a Prototype: This is our current phase:

1. iGrow was able to develop the first working prototype of the Technology and Ecosystem. We ran all the necessary tests so that we may move forward to the development of the final product;
2. Development of the mobile application and NutriPods are in process;
3. Completing full 3D interior and exterior product design.

Phase 2, Final Product: In the second phase, we intend to:

1. Complete the final testing of the products;
2. Have a working mobile application and our first NutriPods;
3. Begin design and production of the Home Ecosystem's packaging;
4. Obtain the necessary certification for the product (UL certification).

Phase 3, Product Release: In this phase, we plan to have:

1. The completed iGrow Home Ecosystem ready to ship to consumers;
2. Final patents issued by the USPTO, Canada, Israel, and the EU.

Current Progress

Research and Development (R&D) for Final Prototype Creation. After creating mock-ups, a patent application, and a final invention idea, we designed and built the first three generations of prototypes. These prototypes were used to: (1) test the structure of iGrow's pending and future patents for viability; and (2) test the various components needed for the machine. Once we had a stable prototype, iGrow designed and built the 4th generation prototype based on the researched and approved Bill of Materials. The Company then conducted rigorous testing on this 4th generation for the past six months.

The testing conducted by the Company was to check that the prototype and all of its components were functioning at full capacity and if not, to make any needed upgrades. The tests were completed and iGrow moved forward with the manufacturing of an additional nine prototypes, the 5th Generation prototypes, with significant improvements and various new potentially patentable features over the 4th generation prototype. The 5th generation of prototypes has already been sent to Oregon for testing. These 5th generation prototypes are 90% of the Company's planned final product.

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

Product's final design has been completed and a fully designed prototype is to be built in the next few months.

Final Product Exterior Design. Parallel to the ongoing R&D we have been working on the product design process. As stated above, the Bill of Materials has been completed, and so has the manufacturing of the final generation of prototypes which included a 3D internal design of the machine. Those two steps being completed were crucial phases that led us to our current activities designing the exterior of the final product.

Financials Forecast

We are projecting sales of 2,114 units for a retail price of $765 and total gross revenue of $1,871,148 in year 1, and $12,130,745 in year 2 with 15,857 units sold. In years 3, 4, and 5 we project sales to grow with gross revenues of $129,394,610 and a total of 169,143 units sold in year 5.

Note: In the event that Marijuana would become federally legal in the US, iGrow projections would change significantly for the better.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

You should carefully consider the risks, uncertainties and other factors described below before you decide whether to buy Shares in this Offering. Any of the factors could materially and adversely affect our business, financial condition, operating results and prospects, and could negatively impact the value of our Shares and your investment in the Company. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of, or that we currently think are immaterial, may also impair our business operations. You should also refer to the other information contained in and incorporated by reference into this prospectus, including our financial statements and the related notes.

The Company does not intend to update these forward-looking statements and information. In addition to the other information contained herein, prospective investors should carefully consider the following risk factors before purchasing the Shares offered hereby.



IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

Risks Relating to the Investment

The Company's business is being developed and you may lose your entire investment in the Company. We can make no assurances that we will have adequate working capital to complete development and meet our obligations as they become due.

We are at an early development stage and so far, we have not generated revenues through the business operations of the Company. There can be no assurance at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Investors must consider the risks and difficulties frequently encountered by early stage companies, particularly in rapidly evolving markets. Such risks include the following:

- our ability to raise capital as and when we need it;
- our ability to successfully complete development of our technology and products;
- our ability to continue to develop and extend our brand identity;
- our ability to anticipate and adapt to a competitive market;
- our ability to effectively manage expanding operations;
- the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure;
- our ability to deliver and maintain high quality products and service;
- our dependence upon key personnel;
- our dependence upon the performance of associated businesses and third parties with whom we may conduct business or invest; And
- our dependence upon different sets of regulations and rules that which may apply to our business and products and the continues changes and revisions thereof.

We cannot be certain that our business strategy will be successful or that we will successfully address these risks. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected. There is no assurance that the Company will ever be profitable, and you may lose your entire investment in the Company.

There is no public market for our Common Stock; our shareholders may not be able to sell the Securities.

There is no market for our Common Stock and while we may file a registration statement with the Securities and Exchange Commission sometime in the future, we cannot assure you that an active trading market for our Common Stock will develop and be sustained. Without a public market, it may be difficult for an investor to find a buyer for our Common Stock. Investors may therefore be required to bear indefinitely the financial risks of an investment in this Offering.

We may issue future series of shares of preferred stock with greater rights than our Common Stock offered herein.

Our articles of incorporation authorize our board of directors to issue additional series of shares of preferred stock and determine the price for those shares without seeking any further approval from our shareholders. In addition, under Nevada law the board may at its discretion set the other terms of the preferred stock. Any preferred stock that is issued may rank ahead of our Common Stock, in terms of dividends, liquidation rights and voting rights.

Our authorized capital already includes "blank check" preferred stock, which the Board of Directors may set the rights and terms thereof, and issue those shares in the future.

GROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

It may be difficult to effect service of process and enforce judgments against directors and officers outside the United States.
We may have appointed, or will appoint, executive officers and directors who are non-residents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States.
Laws and regulations affecting our industry are constantly changing

The constant evolution of laws and regulations affecting the urban agriculture industry could detrimentally affect our operations. Local, state and federal agricultural laws and regulations are broad in scope and subject to changing interpretations. These changes may require us to incur substantial costs associated with legal and compliance fees and ultimately require us to alter our business plan. Furthermore, violations of these laws, or alleged violations, could disrupt our business and result in a material adverse effect on our operations. In addition, we cannot predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to our business.

Our business is subject to risk of government action

Because our consumers may use our device to grow a large variety of seeds (plants, fruits and vegetables), which may include cannabis seeds, our company may inadvertently become subject to government action. While we will not actively connect ourselves to the cannabis industry and we will use our best efforts to comply with all laws, including federal, state and local laws and regulations, there is a possibility that governmental action to enforce any alleged violations may result in legal fees and damage awards that would adversely affect us.

Because our business is dependent upon continued market acceptance by consumers, any negative trends will adversely affect our business operations

Because our customers may use our device to grow cannabis, we might be partially dependent on continued market acceptance and proliferation of consumers of cannabis, medical marijuana and recreational marijuana. If the current trend of approval of growing and consuming medical marijuana (and even recreational) in some states will be blocked by a new federal law prohibiting the use of marijuana for medical and/or recreational use, we might lose this segment of the market and it might affect our business operations and performance. In addition, it is believed by many that large well-funded businesses may have a strong economic opposition to the cannabis industry.

The Company's industry is highly competitive, and we have less capital and resources than many of our competitors which may give them an advantage in developing and marketing products similar to ours or make our products obsolete

We are involved in a highly competitive industry where we may compete with numerous other companies who offer alternative methods or approaches, who may have far greater resources, more experience, and personnel perhaps more qualified than we do. Such resources may give our competitors an advantage in developing and marketing products similar to ours or products that make our products obsolete. There can be no assurance that we will be able to successfully compete against these other entities.

We may be unable to respond to the rapid technological change in the industry and such change may increase costs and competition that may adversely affect our business

Rapidly changing technologies, frequent new product and service introductions and evolving industry standards characterize our market. The continued growth of the Internet and intense competition in our industry exacerbates these market characteristics. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of our products and





FP: truCrowd

GROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

services. In addition, any new enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our products and services or infrastructures to adapt to these changes. We also expect that new competitors may introduce products, systems or services that are directly or indirectly competitive with us. These competitors may succeed in developing, products and services that have greater functionality or are less costly than our products and services and may be more successful in marketing such products and services. Technological changes have lowered the cost of operating communications and computer systems and purchasing software. These changes reduce our cost of selling products and providing services, but also facilitate increased competition by reducing competitors' costs in providing similar services. This competition could increase price competition and reduce anticipated profit margins.

We depend on our key management personnel and the loss of their services could adversely affect our business.

We place substantial reliance upon the efforts and abilities of our chief executive officer, and our other executive officers and directors. Though no individual is indispensable, the loss of the services of these executive officers could have a material adverse effect on our business, operations, revenues or prospects. We do not maintain key man life insurance on the lives of these individuals.

The Company's failure to continue to attract, train, or retain highly qualified personnel could harm the Company's business

The Company's success also depends on the Company's ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, the Company must hire additional skilled personnel to further the Company's research and development efforts. Competition for such personnel is intense. If the Company does not succeed in attracting new personnel or retaining and motivating the Company's current personnel, the Company's business could be harmed.

We are entering a potentially highly competitive market

The markets for businesses in the urban agriculture industry are competitive and evolving. In particular, we face strong competition from larger companies that may be in the process of offering similar products and services to ours. Many of our current and potential competitors have longer operating histories, significantly greater financial, marketing and other resources and larger client bases than we are expected to have. Given the rapid changes affecting the global, national, and regional economies generally and the urban agriculture industry, in particular, we may not be able to create and maintain a competitive advantage in the marketplace. Our success will depend on our ability to keep pace with any changes in its markets, especially with legal and regulatory changes. Our success will depend on our ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by us to anticipate or respond adequately to such changes could have a material adverse effect on our financial condition, operating results, liquidity, cash flow and our operational performance.

Our intellectual property may not be approved for patent or other available intellectual property protections

Although we are in the process of applying for patents and trademarks for the Company's intellectual property, it is possible that the USPTO will deny our applications and refuse to grant patent and trademark protection to our intellectual property. If this happens we will have a very difficult time stopping our competitors from using our intellectual property.

If we fail to protect our intellectual property, our business could be adversely affected

Our viability will depend, in part, on our ability to develop and maintain the proprietary aspects of our products and brands to distinguish our products and services from our competitors' products and services. We will rely on patents,

FP: truCrowd

GROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

copyrights, trademarks, trade secrets, and confidentiality provisions to establish and protect our intellectual property. Any infringement or misappropriation of our intellectual property could damage its value and limit our ability to compete. We may have to engage in litigation to protect the rights to our intellectual property, which could result in significant litigation costs and require a significant amount of our time. Competitors may also harm our sales by designing products that mirror the capabilities of our products or technology without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue. We may also find it necessary to bring infringement or other actions against third parties to seek to protect our intellectual property rights. Litigation of this nature, even if successful, is often expensive and time-consuming to prosecute, and there can be no assurance that we will have the financial or other resources to enforce our rights or be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

Our trade secrets may be difficult to protect

Our success depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors, as well as our contractors. Because we operate in a highly competitive industry, we will rely in part on trade secrets to protect our proprietary products and processes. However, trade secrets are difficult to protect. We will enter into confidentiality or non-disclosure agreements with our corporate partners, employees, consultants, outside scientific collaborators, developers and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third-parties confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party's relationship with us. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to us will be our exclusive property, and we enter into assignment agreements to perfect our rights. These confidentiality, inventions and assignment agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case we would not be able to prevent the use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

To date, we have no sales or profits.

We are a startup company in its early stage and have not yet launched our website. Although we expect sales and profits in the future upon release of our platform, we are at the beginning of our operations and, naturally, have not as of yet sold any products or services.

We have no operating history upon which we can be evaluated.

We face the risks and issues associated with businesses in their early stages in a competitive environment and have no operating history on which an evaluation of our prospects can be made. You should consider our prospects in light of the risks, expenses, and difficulties we may encounter as a startup company in the cryptocurrencies and ecommerce industries.

We need additional capital to develop our business.

The development of our services will require the commitment of substantial resources to implement our business plan. In addition, substantial expenditures will be required to enable us to complete projects in the future. Currently, we have no established bank-financing arrangements. Therefore, it is likely we would need to seek additional





FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

financing through subsequent future private offerings of our equity securities, or through strategic partnerships and other arrangements with corporate partners.

We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities will result in dilution to our stockholders. The occurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our limited operating history makes investor evaluation and an estimation of our future performance substantially more difficult. As a result, investors may be unwilling to invest in us or such investment may be on terms or conditions which are not acceptable. In the event that we are not able to secure financing, we may have to scale back our growth plans or cease operations. If adequate additional financing is not available on acceptable terms, we may not be able to implement our business development plan or continue our business operations.

We have not adopted various corporate governance measures, and as a result shareholders may have limited protections against interested director transactions, conflicts of interest and similar matters.

Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of corporate management and the securities markets. Because our securities are not yet listed on a national securities exchange, we are not required to adopt these corporate governance measures and have not done so voluntarily in order to avoid incurring the additional costs associated with such measures. Among these measures is the establishment of independent committees of the Board of Directors. However, to the extent a public market develops for our securities, such legislation will require us to make changes to our current corporate governance practices. Those changes may be costly and time-consuming. Furthermore, the absence of the governance measures referred to above with respect to our Company may leave our shareholders with more limited protection in connection with interested director transactions, conflicts of interest and similar matters.

We may incur significant costs to ensure compliance with United States corporate governance and accounting requirements.

If we become a public reporting company, we may incur significant costs associated with our public reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the U.S. Securities and Exchange Commission (the "SEC"). We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

While no current lawsuits are filed against the Company, the possibility exists that a claim of some kind may be made in the future.

While no current lawsuits are filed against us, the possibility exists that a claim of some kind may be made in the future. While we will work to ensure high product and service quality and accuracy, no assurance can be given that some claims for damages will not arise.

We may suffer losses if our reputation is harmed.



FP: truCrowd

iGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines, and penalties.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the value of our securities.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

We currently have insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements, as applicable. Additionally, there is a lack of formal process and timeline for closing the books and records at the end of each reporting period and such weaknesses restrict the Company's ability to timely gather, analyze and report information relative to the financial statements.

Because of the Company's limited resources, there are limited controls over information processing. There is inadequate segregation of duties consistent with control objectives. Our Company's management is composed of a small number of individuals resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation, we would need to hire additional staff. Currently, the Company is unable to hire additional staff to facilitate greater segregation of duties but will reassess its capabilities after completion of the Offering.

Risks Related to Our Financial Position and Capital Requirements

We anticipate that we will incur continued losses for the foreseeable future.

We intend to devote substantially all of our resources to developing the iGrow Eco-System (which includes the iGrow growing system, home grow-box, NutriPods, and mobile application), the Company's website, possibly introduce a public offering, provide services, hire necessary professionals and personnel, cover the costs of our operations and market our business. Our success will depend upon, among other things, our ability to successfully promote the Eco-System as the best home-growing process on the market. Unanticipated problems, expenses, fluctuations in these new markets, and delays are frequently encountered in developing and marketing a unique new product. These include, but are not limited to, competition (both from existing old technology and newcomers), the need to gain the markets' and masses' acceptance of our technology and business model, regulatory concerns, the need for sales and marketing expertise, and setbacks in the continued development of new features to the Ecosystem. As a result, we expect to incur operating losses for the foreseeable future and require additional capital to fund ongoing operations. These losses, among other things, will have an adverse effect on our stockholders' equity. If we are not able to fund our cash needs, we may not be able to continue as a going concern, and it is likely that all of our investors would lose their investment. If we are unable to obtain the necessary capital or financing to fund our needs it will adversely affect our ability to fund operations and continue as a going concern. Additional financing may not





FP: truCrowd

iGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

be available when needed or may not be available on terms acceptable to us. If adequate funds are not available, we may be required to delay, scale back, or eliminate one or more of our business strategies, which may affect our overall business, results of operations, and financial condition.

We cannot assure you that we will meet our developmental goals.

We may fail to meet our developmental goals due to the many uncertainties and other factors that come with starting a new company, many of which are beyond our control, including but not limited to:

- the level and timing of expenses for product development and sales, general and administrative expenses;
- our ability to successfully enter into or maintain partnering arrangements, and the terms of those relationships;
- the development of new products and services by others and competitive pricing pressures;
- the occurrence of unforeseen regulations or restrictions;
- changes in demand for our products and services;
- business interruptions;
- departures of executives or other key management employees;
- changes in general economic, industry and market conditions, both domestically and in foreign markets; and
- changes in governmental, accounting and tax rules and regulations, and other rules and regulations.

Based on the above factors and other risks and uncertainties, our future operating results for these periods may differ materially from what we have anticipated.

Risks Related To This Offering And Your Investment In Our Common Stock

We are a startup company in its early stage and therefore have not provided prospective investors with financial statements to evaluate, and neither audited nor unaudited financial statements may be available to shareholders at this time.

The Company is not providing financial statements of the Company for evaluation by prospective investors in this Offering. Therefore, your decision to make an investment in the Company must be based upon the information provided in this Memorandum without the benefit of financial statement information to evaluate or a complete or accurate representation of the financial condition of the Company.

We have broad discretion in determining how to use the proceeds from this Offering and we cannot assure you that we will be successful in spending the proceeds in ways which increase our profitability or market value, or otherwise yield favorable returns.

We plan to utilize net proceeds of this Offering in the manner described in this Memorandum under "Use of Proceeds." Nevertheless, we will have broad discretion in determining specific expenditures. You will be entrusting your funds to our management, upon whose judgment you must depend, with limited information concerning the purposes to which the funds will ultimately be applied. We may not be successful in spending the proceeds of this Offering, whether in our existing operations or as part of our expansion plans, in ways which increase our profitability or market value, or otherwise yield favorable returns.

Shares of Common Stock have no trading market and there may never be an active market for our shares of Common Stock either now or in the future.

Our shares of Common Stock have not been publicly traded, and the price if ever traded may not reflect our value. There can be no assurance that we will consummate a going public transaction or that there will ever be an active



OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

market for our shares of Common Stock either now or in the future. The possibility for market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a market should ever develop, the price may be highly volatile. Because there may be a low price for our shares of Common Stock, many brokerage firms may not be willing or able to effect transactions in the securities. Even if an investor finds a broker willing or able to affect a transaction in the shares of our Common Stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such shares of Common Stock as collateral for any loans.

The securities laws may restrict the transferability of the securities being issued.

The Shares offered hereby have not been registered under the Securities Act or registered or qualified under any state or foreign securities laws. Such Securities are being issued based upon the Company's reliance upon an exemption from registration under the Securities Act for an offer and sale of Securities that does not involve a public offering. Unless such Securities are so registered, they may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or foreign securities laws. Investors subscribing for Shares will first be required to make representations and covenants concerning these transfer restrictions which are necessary to satisfy the requirements of the exemption from registration being relied upon by the Company for the issuance of the Common Stock. The certificates representing shares of the Common Stock will bear a legend indicating that they are so restricted.

Purchasers of Shares in this Offering will only be able to resell their Securities through an exemption from federal and state registration or qualification requirements. There can be no assurance that an exemption will be available when an investor desires to liquidate. Accordingly, purchasers of the Securities in this Offering must be prepared to bear the economic risks of investment for an indefinite period of time since the Securities cannot be resold unless they are subsequently registered or an exemption from resale is available.

We may be subject to penny stock rules which will make our securities more difficult to sell.

We may be subject now and in the future to the SEC's "penny stock" rules if our shares of Common Stock sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock, if any. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

You will experience dilution of your ownership interest because of the future issuance of additional shares of our capital stock.



OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

In the future, we may issue our authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of our present stockholders. Additionally, the Company plans to adopt an employee incentive stock option plan and issue options to officers and directors totaling fifteen percent (15%) of the Company's issued and outstanding capital stock after consummation of the Offering.

We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with hiring or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. There can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with hiring or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes or for other business purposes, including at a price (or exercise prices) below the price at which shares of our common stock are sold in the Offering.

We do not expect to pay dividends and investors should not buy our Common Stock expecting to receive dividends.

We have not paid any dividends on our Common Stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, investors will only realize an economic gain on their investment in our Common Stock if the price appreciates. Investors should not purchase our common stock expecting to receive cash dividends. Because we do not pay dividends, and there may be limited or no trading, investors may not have any manner to liquidate or receive any payment on their investment. Therefore, our failure to pay dividends may cause investors to not see any return on investment even if we are successful in our business operations. In addition, because we do not pay dividends, we may have trouble raising additional funds, which could affect our ability to expand our business operations.

The offering price of the Common Stock was determined arbitrarily, and therefore should not be used as an indicator of the future market price of the Securities. Therefore, the offering price bears no relationship to our actual value and may make our Shares difficult to sell.

Since our Shares are not listed or quoted on any exchange or quotation system, the offering price of $0.10 per Share was determined arbitrarily. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the Securities.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>



OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to raise funds to complete product development, build initial inventory, and begin sales and marketing activities.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$500,000.00**
Less: Offering Expenses	$1,000.00	$50,000.00
Net Proceeds	**$9,000.00**	**$450,000.00**
Use of Net Proceeds		
Product development	$2,500.00	$50,000.00
Manufacturing	$1,500.00	$157,000.00
Marketing	$200.00	$80,000.00
Regulations compliance	$500.00	$22,000.00
Events & Travel	$1,000.00	$5,000.00
Retaining/Hiring Staff	$3,000.00	$45,000.00
G&A, Office Overhead & Misc	$300.00	$91,000.00
Total Use of Net Proceeds	**$9,000.00**	**$450,000.00**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offering, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

$.10 per share. Common stock. 1 share, one vote. No dividends. Minimum investment for US resident - $300, and for an International investor - $1,000

14.   Do the securities offered have voting rights? ☑ Yes ☐No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

GROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
No Preferred Stock Outstanding				
Common Stock:				Specify:
	500,000,000	46,350,000	☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$5,087,429.**

The company has elected to go with a slightly more conservative valuation of $4,635,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

• **Additional issuances of securities:**





FP: truCrowd

IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
The Farkas Group	$ 8,166.00	2%	2/14/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	7/16/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	7/25/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	8/5/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	8/12/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	8/20/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	8/26/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	9/9/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	9/27/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	11/13/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	11/20/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	12/5/2020	Convertible Note
The Farkas Group	$ 5,000.00	4%	12/23/2020	Convertible Note


OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Started on 2019 and On going	Regulation D	5,000,000 - common stock	1,350,000	R&D and G&A

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The issuer is backed financially by BalanceLabs, one of the main shareholders. To date, together with other angel investors, $300K has been invested in iGRow.


OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

iGrow Systems, Inc.
Financial Statements
December 31, 2019 and 2018

iGrow Systems, Inc

CONTENTS

FP: truCrowd

iGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**



LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of:
iGrow Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of iGrow Systems, Inc. (the "Company") as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholder's deficit and cash flows for the year ended December 31, 2019 and for the period from November 9, 2018 (inception) to December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from November 9, 2018 (inception) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficit and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters are described in Note 2 of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants

We have served as the Company's auditor since 2020

Boynton Beach, Florida
April 28, 2020





FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc
Balance Sheets

	December 31, 2019	December 31, 2018
Assets		
Current Assets:		
Cash	$ 1,080	$ 2,269
Total Current Assets	**1,080**	**2,269**
Other Assets		
Patent, net	3,442	3,442
Total Other Assets	3,442	3,442
Total Assets	**$ 4,522**	**$ 5,711**
Liabilities and Stockholders' Deficit		
Current Liabilities:		
Notes Payable - Related Parties	$ -	$ 15,000
Convertible Notes Payable - Related Parties	68,166	-
Accounts Payable	1,485	-
Accrued Expense - Related Parties	35,217	-
Total Liabilities	**104,868**	**15,000**
Commitment and Contingencies (See Note 7)	-	-
Stockholder's Deficit		
Common Stock, $.0001 par value: Authorized 55,000,000 shares, 46,350,000 and 45,000,000 Issued and outstanding as of December 31, 2019 and December 31, 2018, respectively.	4,635	4,500
Additional Paid in Capital	203,656	14,291
Accumulated Deficit	(308,637)	(28,080)
Total Stockholder's Deficit	**(100,346)**	**(9,289)**
Total Liabilities and Stockholder's Deficit	**$ 4,522**	**$ 5,711**

The accompanying notes are an integral part of the financial statements

2



[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Statements of Operations

	For the Year Ended December 31, 2019	For the Period from November 9, 2018 (Inception) to December 31, 2018
Operating Expenses		
General and Adminitrative expenses	$ 184,601	$ 5,955
Research and Development	74,154	3,000
Professional Fees	21,043	19,125
Total Operating Expenses	**279,798**	**28,080**
Loss from Operations	**(279,798)**	**(28,080)**
Other Expense		
Interest expense - Related Parties	(759)	-
Total Other Expense	**(759)**	**-**
Provision for Income Taxes	-	-
Net Loss	**$ (280,557)**	**$ (28,080)**
Net Loss per share Basic and Diluted	$ (0.01)	$ (0.00)
Weighted average Number of Common Shares Outstanding- Basic and Diluted	45,906,712	45,000,000

The accompanying notes are an integral part of the financial statements

3





OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc
Statements of Changes in Stockholder's Deficit
For the Year Ended December 31, 2019 and For the
period from November 9, 2018 (Inception) to December 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance November 9, 2018 (inception)	-	$ -	$ -	$ -	$ -
Shares issued to founders for services	45,000,000	4,500	-	-	4,500
Contributed Capital From Balance Labs, Inc.	-	-	14,291	-	14,291
Net Loss	-	-	-	(28,080)	(28,080)
Balance December 31, 2018	**45,000,000**	**4,500**	**14,291**	**(28,080)**	**(9,289)**
Shares Issued for Cash	1,200,000	120	119,880	-	120,000
Coversion of Notes into Stock	150,000	15	14,985	-	15,000
Contributed Capital From Balance Labs, Inc.	-	-	54,500	-	54,500
Net Loss	-	-	-	(280,557)	(280,557)
Balance December 31, 2019	**46,350,000**	**$ 4,635**	**$ 203,656**	**$ (308,637)**	**$ (100,346)**

The accompanying notes are an integral part of the financial statements

4




[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

iGrow Systems, Inc.
Statements of Cash Flows

	For the Year Ended December 31, 2019	For the Period from November 9, 2018 (Inception) to December 31, 2018
Cash Flows from operating activities		
Net Loss	$ (280,557)	$ (28,080)
Adjustments to reconcile net loss to net cash used in operating activities		
Shares issued to founders for services	-	4,500
Change in Operating Assets and Liabilities:		
Accrued Expenses - Related Parties	35,217	-
Accounts Payable	1,485	-
Net cash used in Operating Activities	**(243,855)**	**(23,580)**
Cash Flow from Investing Activities		
Capitalized Patent	-	(3,442)
Net Cash used in Investing Activities	**-**	**(3,442)**
Cash Flow from Financing Activities		
Proceeds from Notes Payable, Related Party	-	15,000
Proceeds from Convertible Notes Payable, Related Party	68,166	-
Issuance of Common Stock	120,000	-
Contributed Capital - related party	54,500	14,291
Net Cash provided by financing activities	**242,666**	**29,291**
Net cash increase (decrease) for the Year	(1,189)	2,269
Cash at the beginning of the Year	2,269	-
Cash at the end of Year	**$ 1,080**	**$ 2,269**
Suplemental Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -
Non-cash investing and financing activities:		
Conversion of note payable into common stock	$ 15,000	$ -

The accompanying notes are an integral part of the financial statements

5

FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

Note 1 – Business Organization and Nature of Operations

Igrow Systems, Inc.. ("iGrow" or the "Company") is a Nevada Corporation formed on November 9, 2018 that intends to revolutionize the urban agricultural industry through the development of: (1) the iGrow patented growing technology (the "**Technology**"); and (2) the iGrow Eco-System (the "**Eco System**") for both home and commercial use. The Company is in the process of planning and developing the Technology and the Eco-System. The Technology is going to utilize a vertical, ultrasonic fog system; a more detailed description of the Technology and its benefits can be found below. We believe that use of the Technology is going to: (1) minimize the space needed to grow, (2) minimize the water needed to grow; (3) minimize the energy needed to grow; (4) speed up the growth process; (5) maximize the crops yield; and (6) simplify the growing process.

The Company has not commenced planned principal operations. The Company's activities since inception have consisted of planning and developing the Technology and the Ecosystem. The Company's activities are subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's current plan of operations.

Note 2 – Going Concern

The financial statements have been prepared assuming the Company will continue as a going concern. The Company used $243,855 of cash in operating activities for the year ended December 31, 2019. At December 31, 2019 the Company has a working capital deficit of $103,788. There is substantial doubt about the Company to continue as a going concern. This will not sustain the Company without additional funds. The Company plans to raise additional funds through debt or equity financing. The accompanying condensed financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital. The disruption may have an adverse impact on the Company's ability to raise capital through debt and/or equity markets to fund working capital requirements or to continue as a going concern.

Note 3 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2019 and December 31, 2018, the Company has no cash equivalents, respectively.

Use of Estimates

The preparation of the condensed financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to stock-based compensation, useful lives of capitalized costs, and deferred tax assets. Actual results could materially differ from those estimates.

Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB ASC No. 260, "Earnings Per Share." Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and

6





FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

potentially dilutive securities outstanding during the period. At December 31, 2019 and 2018, the Company did not have any outstanding dilutive securities. The Company has 681,660 and -0- shares issuable upon the conversion of convertible notes for the years ended December 31, 2019 and for the period from November 9, 2018 (inception) to December 31, 2018, respectively, that were not included in the computation of dilutive loss per share because their inclusion is antidilutive.

Accounts Receivable

Accounts receivable are recorded at fair value on the date revenue is recognized. The Company provides allowances for doubtful accounts by specific customer identification. Once collection efforts by the Company and its collection agency are exhausted, the determination for charging off uncollectible receivables is made. The Company has no accounts receivables as of December 31, 2019 and December 31, 2018.

Revenue Recognition

On January 1, 2018, the Company adopted FASB ASC 606, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's income tax expense differed from the statutory rates (federal 21% and state 5.5%) as follows:

	December 31, 2019	For the period from November 9, 2019 (inception) to December 31, 2018
Expected tax expense (benefit) -	$ (55,677)	$ (5,572)
Expected tax expense (benefit) - State	(15,430)	(1,544)
Non-deductible expenses	-	1,140
Change in valuation allowance	71,107	5,976
Actual tax expense (benefit)	$ -	$ -

7

IGROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

The net deferred taxes in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	December 31, 2019	December 31, 2018
Gross deferred tax assets:		
Net operating loss carryforwards	$ 77,084	$ 5,976
Total deferred tax assets	77,084	5,976
Less: valuation allowance	(77,084)	(5,976)
Net deferred tax asset	$ -	$ -

As of December 31, 2019 and 2018, the Company has a net operating loss carry forward of approximately $304,000 and $23,500 available to offset future taxable income indefinitely which is subject to limitation. The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This is necessary due to the Company's continued operating loss and the uncertainty of the Company's ability to utilize all of the net operating loss carryforwards indefinitely in the future periods.

The net change in the valuation allowance for the years ended December 31, 2019 and for the period from November 9, 2018 (inception) to December 31, 2018 was an increase of $71,107 and $5,976, respectively.

The company's federal income tax returns for the years 2018-2019 remain subject to examination by the Internal Revenue Service through 2024.

Business Segments

The Company operates in one segment and therefore segment information is not presented.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term portion of long-term debt, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). The adoption did not have a material impact on our results of operations, financial position or liquidity. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

8

FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Advertising, Marketing and Promotional Costs

Advertising, marketing and promotional expenses are expensed as incurred and are included in selling, general and administrative expenses on the accompanying condensed statement of operations. For the year ended December 31, 2019 and for the period November 9, 2018 (inception) to December 31, 2018, no advertising, marketing and promotion expense were incurred.

Intangible Assets

Intangible assets consist of capitalized patent costs and is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the patent, which is twenty years.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Topic 842 affects any entity that enters into a lease, with some specified scope exemptions. The guidance in this Update supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should be recognized in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For public companies, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of ASU No. 2016-02 had not effect on our financial statements since the Company currently has no leases.

All other newly issued accounting pronouncements, but not yet effective, have been deemed either immaterial or not applicable.

Note 4 – Convertible Notes and Notes Payable – Related Party

The Company, as part of its initial funding borrowed $15,000 from KryptoBank Co. The loan was due on July 15, 2020 and bears interest at a rate of 10% per annum upon maturity. On July 15, 2019, before the maturity date, the note was converted into 150,000 shares of common stock at a price of $0.10 per share.

On February 14, 2019, The Farkas Group, a related party, lent the Company $8,166, unsecured, for one year and one day at an interest rate of 2% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On July 16, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On July 25, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder,

9





FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 5, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 12, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 20, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 26, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On September 9, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On November 13, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On November 20, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On December 5, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On December 23, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On September 27, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

As of December 31, 2019, the Company has borrowed a total of $68,166 from The Farkas Group, a related party. The loans carry an interest rate ranging from 2% to 4% per annum, and mature one year and one day from the date of the loan and are unsecured. The Company has accrued interest of $759 as of December 31, 2019.

The minimum principal payments of notes payable at December 31, 2019:

2020	$ 68.166
Total	$ 68,166

Note 5 – Stockholders' Equity

Common Stock

The Company is authorized to issue 55,000,000 shares of common stock, $0.0001 par value.

On October 26, 2018, the Company entered into an agreement "Founders' Agreement) with Itay Zamir, its Chief Executive Officer, Gal Pridan, its Chief Technology Officer (the "Inventors") and Balance Labs, Inc., a related party ("Balance"). The Company issued 12,500,000 shares each to our CEO and CTO and 20,000,000 shares to Balance Labs, Inc. as founder sharers. The shares issued to founders are valued at par value of $4,500.

On March 20, 2019 the Company sold 250,000 shares at a price of $0.10 per share, for a total of $25,000.

On April 5, 2019 the Company sold 500,000 shares at a price of $0.10 per share, for a total of $50.000.

On May 14, 2019 the Company sold 50,000 shares at a price of $0.10 per share, for a total of $5,000.

On May 14, 2019 the Company sold 50,000 shares at a price of $0.10 per share, for a total of $5,000.

On May 22, 2019 the Company sold 50,000 shares, at a price of $0.10 per share, for a total of $5,000.

On May 23, 2019 the Company sold 250,000 shares at a price of $0.10 per share, for a total of $25,000.

On May 28, 2019 the Company sold 50,000 shares at a price of $0.10 per share, for a total of $5,000.

On July 15, 2019 KryptoBank Co. converted $15,000 of its note into 150,000 shares of common stock at a recent cash offering price of $0.10 per share.

Contributed Capital

As part of Founders' Agreement, Balance Labs Inc. contributed $54,500 and $14,291 to the Company during the years ended December 31, 2019 and for the period from November 9, 2018 (inception) to December 31, 2018, respectively. As of December 31, 2019 Balance Labs, Inc. has failed to provide additional required capital as stated in the founders' agreement.

Note 6 – Related Party Transactions

The Company, as part of its initial funding borrowed $15,000 from KryptoBank Co. The loan was due on July 15, 2020 and bears interest at a rate of 10% per annum upon maturity. On July 15, 2019, before the maturity date, the note was converted into 150,000 shares of common stock at a price of $0.10 per share.

On February 14, 2019, The Farkas Group, a related party, lent the Company $8,166, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

11

FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

On July 16, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On July 25, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 5, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 12, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 20, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On August 26, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On September 9, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On November 13, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum.

On November 20, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On December 5, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On December 23, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the

12

FP: truCrowd

iGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

On September 27, 2019, The Farkas Group, a related party, lent the Company $5,000, unsecured, for one year and one day at an interest rate of 4% per annum. In addition, the note may be converted at any time, at the option of the holder, into shares of the Company's common stock at a conversion price of $0.10 per share. There was no beneficial conversion expense recorded as the exercise price and fair value of the common stock are the same.

Note 7 – Commitments and Contingencies

Litigation, Claims and Assessments

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's condensed financial position or results of operations.

Consulting Agreements

Starting beginning of fiscal year 2019, the Company agreed to compensate its CEO $10,000 per month as compensation on a month to month basis. The amount is included in general and administrative expenses on the statement of operations. There is no written agreement between the Company and Officer.

Starting beginning of fiscal year 2019, the Company agreed to compensate its CTO $4,000 per month as compensation on a month to month basis. The amount is included in general and administrative expenses on the statement of operations. There is no written agreement between the Company and Officer.

On December 19, 2018, the Company entered into a consulting agreement with an independent contractor ("Agronomist") to assist the Company's management in testing Device's growing abilities and ensure that the Device, as developed, is growing to its utmost potential. The term of agreement is six months from the execution of the agreement. In consideration for the Agronomist's services, the Company shall pay Agronomist up to $30,000. The payments shall be distributed as follows:

- After receiving the initial written report from the Agronomist as stated in the Agreement, $1,500.
- After the Company tenders its approval for the test protocol as stated in the Agreement, $1,000.
- Following the start of the test period as stated in the Agreement, two (2) monthly payments of $3,438 for a maximum of four (4) months. The payments will be made on the 15th and 30th of the applicable four months.

As of December 31, 2019, the agreement was expired and not renewed. The Agronomist has provided additional services from time to time on a needed basis. For the years ended December 31, 2019, the consulting fees paid totaled to $36,312 and are included in research and development costs on the statement of operations.

Founders Agreement

On October 26, 2018, the Company entered into an agreement "Founders' Agreement) with Itay Zamir, its Chief Executive Officer, Gal Pridan, its Chief Technology Officer (the "Inventors") and Balance Labs, Inc., a related party ("Balance"). The Company issued 12,500,000 shares each to our CEO and CTO and 20,000,000 shares to Balance Labs, Inc. The shares are valued at par value of $4,500.

The Inventors will contribute their concept for the Device, their plans, know-how, technology, intellectual property, and time and effort to the Company's Business.

13

FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

iGrow Systems, Inc.
Notes to Financial Statements
As of December 31, 2019 and 2018

Balance will contribute its knowledge and expertise to provide business development services, including but not limited to, provision of certain supervision of legal, accounting, marketing, and management services; and access to capital to ensure the Company is adequately funded up to the financing amount stated in the agreement. As part of Founders' Agreement, Balance Labs Inc. contributed $54,500 and $14,291 to the Company during the years ended December 31, 2019 and for the period from November 9, 2018 (inception) to December 31, 2018, respectively. As of December 31, 2019, Balance Labs, Inc. has failed to provide additional required capital as stated in the founders' agreement.

Other Agreements

In December 2019, the Company entered into an agreement with truCrowd, Inc. (the "Portal"") to assist the Company with the Regulation CF offering as its funding portal. The Co. intends to raise approximately $500,000 in accordance with Regulation CF offering with a target start date of January 15, 2020. The Co. agrees to pay the Portal 10% of the gross sum of money raised which will be paid after the successful rate is closed. The Portal will host in accordance with Regulation CF offering. As of December 31, 2019, the Company has not yet launched the offering.

Note 8 – Subsequent Events

On January 13, 2020, The Farkas Group, a related party, lent the Company $3,000, unsecured, for one year and one day at an interest rate of 10%.

On March 3, 2020, K-Lawyers, Inc., a related party, lent the Company $30,000, unsecured, for one year and one day at an interest rate of 10%. The note is convertible at the option of the note holder into 300,000 shares of common stock.

The continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which increases the cost of capital and adversely impacts access to capital. The disruption may have an adverse impact on the Company's ability to raise capital through debt and/or equity markets to fund working capital requirements or to continue as a going concern.

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through April 28, 2020 the date the financial statements were issued.

14



FP: truCrowd

GROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

FP: truCrowd

GROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

April 20, (120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: igrowsys,com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g,
        77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

        (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
        (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
        (2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
        (3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
        (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between <u>IGROW Systems Inc.</u> ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of IGROW Systems Inc. (the "Company"), a Nevada Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ (_____) shares of commom stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be ten cents ($0.10) for an aggregate purchase price of _____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full





FP: truCrowd

IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

power and authority to sell and transfer the Stock as contemplated in this Agreement.

(b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Nevada *[insert state of incorporation]* and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Ten Cents ($0.10).



OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the





FP: truCrowd

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND





FP: truCrowd

IGROW

[IGROW SYSTEMS INC]
[350 Lincoln Rd, Miami Beach, Fl, 33139]
[305.907.7600]

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to


IGROW

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	Total Proceeds	Net Proceeds
Target Offering	100,000	$10,000	$9,000
Maximum Amount	5,000,000	$500,000	$450,000

indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This

OFFERING STATEMENT

100,000 shares of Common Stock at $0.10 per share			
	# Of shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**100,000**	**$10,000**	**$9,000**
Maximum Amount	**5,000,000**	**$500,000**	**$450,000**

Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

(a) If to Purchaser:
Name:
IGROWSystems_____
Email
_info@igrowsys.com_____

(b) If to Seller:
Name _____
Email _____

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   _____
(Name)   (Name)

_____   _____
(Position)   (Position)